SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 4, 2006

SIGNET GROUP plc
(Translation of registrant’s name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b) : 82 -_________ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: May 4, 2006

EXHIBIT INDEX

Exhibit no.	Description

99.1	Annual Report and Accounts Year Ended 28 January 2006
99.2	Annual Review and Summary Financial Statement Year Ended 28 January 2006
99.3	Letter to Shareholders
99.4	Notice of Annual General Meeting
99.5	Form of Proxy
99.6	Request Card to Receive Full Annual Report and Accounts